# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fangdd Network Group Ltd., CIK 0001750593
CUSIP: G33147110
Title of class of securities: Class A Ordinary Shares, Par Value US$0.0005625 Per Share
Address of issuer's principal executive offices: Room 1501, Shangmei Technology Bldg., 15 Dachong Road, Nanshan District, Shenzhen, China (F4), 518072
Date of event which requires filing of this statement: 12/12/2024
Amends the filing with accession number 0001104659-22-125621
Filed by CIK 0001956769
Persons authorized to receive notices and communications: Xi Zeng, Room 1501, Shangmei Technology Bldg., 15 Dachong Road, Nanshan District, Shenzhen, China (F4), 518072, 8675526998968

## Reporting persons
- Xi Zeng (CIK 0001956769): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 43,853; shared voting power 0; sole dispositive power 43,853; shared dispositive power 0; aggregate amount beneficially owned 43,853 (0.1% of the class)
  Comment: Represents one Class A ordinary share, 28,693 Class B ordinary shares and 15,159 Class C ordinary shares directly held by ZX INTERNATIONAL LTD, a British Virgin Islands company, which is wholly owned by Mr. Xi Zeng.
  
  Calculated based on the number in Row 11 above divided by 35,766,573 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 35,664,228 outstanding Class A ordinary shares, (ii) 87,186 outstanding Class B ordinary shares, and (iii) 15,159 outstanding Class C ordinary shares, as of the date of this Schedule 13D. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by Mr. Xi Zeng represent approximately 80.7 percent of the aggregate voting power of the total outstanding ordinary shares of the Issuer.
- ZX INTERNATIONAL LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 43,853; shared voting power 0; sole dispositive power 43,853; shared dispositive power 0; aggregate amount beneficially owned 43,853 (0.1% of the class)
  Comment: Represents one Class A ordinary share, 28,693 Class B ordinary shares and 15,159 Class C ordinary shares directly held by ZX INTERNATIONAL LTD, a British Virgin Islands company.
  
  Calculated based on the number in Row 11 above divided by 35,766,573 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 35,664,228 outstanding Class A ordinary shares, (ii) 87,186 outstanding Class B ordinary shares, and (iii) 15,159 outstanding Class C ordinary shares, as of the date of this Schedule 13D. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by ZX INTERNATIONAL LTD represent approximately 80.7 percent of the aggregate voting power of the total outstanding ordinary shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, Par Value US$0.0005625 Per Share
Name of issuer: Fangdd Network Group Ltd.
Address of issuer's principal executive offices: Room 1501, Shangmei Technology Bldg., 15 Dachong Road, Nanshan District, Shenzhen, China (F4), 518072
Comment: This statement on Schedule 13D (this "Statement") constitutes Amendment No.3 to the Schedule 13D initially filed with the Commission by Mr. Xi Zeng and ZX INTERNATIONAL LTD on December 9, 2022 (the "Original Statement"), as amended by Amendment No. 1 to the Original Statement filed on April 21, 2023 and Amendment No. 2 to the Original Statement filed on October 15, 2024 (collectively, the "Prior Statement"), with respect to Class A ordinary shares, par value US$0.0005625 per share, of Fangdd Network Group Ltd., a Cayman Islands company (the "Issuer"). The Issuer's Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol "DUO." Except as provided herein, this Statement does not modify any of the information previously reported on the Prior Statement.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed jointly by Mr. Xi Zeng and ZX INTERNATIONAL LTD (each, a "Reporting Person," and collectively, the "Reporting Persons").
Residence or business address: Mr. Xi Zeng is the chairman of the board of directors and chief executive officer of the Issuer. The business address of Mr. Xi Zeng is Room 1501, Shangmei Technology Building, 15 Dachong Road, Nanshan District, Shenzhen, 518072, People's Republic of China. The registered address of ZX INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110 British Virgin Islands.
Present principal occupation or employment: Mr. Xi Zeng is a citizen of the People's Republic of China. His principal occupation is chief executive officer of the Issuer. ZX INTERNATIONAL LTD is a company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Xi Zeng.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(c).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Prior Statement is hereby amended and supplemented by the following paragraphs: On December 12, 2024, the Issuer entered into a share subscription agreement with ZX INTERNATIONAL LTD, under which the Issuer agreed to sell and issue to ZX INTERNATIONAL LTD 10,000 Class C ordinary shares, par value US$0.0005625 per share, at a per share price of US$0.88. The purchase was funded by existing capital held by the Reporting Persons. The description of the share subscription agreement is qualified in its entirety by reference to the full text of the share subscription agreement, a copy of which is filed herewith as Exhibit 7.05 and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Prior Statement is hereby amended and restated in its entirety as follows: The responses of each Reporting Person to rows (7) through (13) of the cover page of this Statement are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on 35,766,573 ordinary shares of the Issuer as a single class, being the sum of (i) 35,664,228 outstanding Class A ordinary shares, (ii) 87,186 outstanding Class B ordinary shares, and (iii) 15,159 outstanding Class C ordinary shares, as of the date of this Statement. Except as disclosed in this Statement, none of the Reporting Persons beneficially owns any ordinary shares or has the right to acquire any ordinary shares. Except as disclosed in this Statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any ordinary shares of the Issuer that they may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5 of the Prior Statement is hereby amended and restated in its entirety as follows: The responses of each Reporting Person to rows (7) through (13) of the cover page of this Statement are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on 35,766,573 ordinary shares of the Issuer as a single class, being the sum of (i) 35,664,228 outstanding Class A ordinary shares, (ii) 87,186 outstanding Class B ordinary shares, and (iii) 15,159 outstanding Class C ordinary shares, as of the date of this Statement. Except as disclosed in this Statement, none of the Reporting Persons beneficially owns any ordinary shares or has the right to acquire any ordinary shares. Except as disclosed in this Statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any ordinary shares of the Issuer that they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: See the transactions described in "Item 3 - Source or Amount of Funds or Other Consideration." Except as disclosed in this Statement, none the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Prior Statement is hereby amended and supplemented by the following paragraphs: On December 12, 2024, the Issuer entered into a share subscription agreement with ZX INTERNATIONAL LTD, under which the Issuer agreed to sell and issue to ZX INTERNATIONAL LTD 10,000 Class C ordinary shares, par value US$0.0005625 per share, at a per share price of US$0.88. The description of the share subscription agreement is qualified in its entirety by reference to the full text of the share subscription agreement, a copy of which is filed herewith as Exhibit 7.05 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 7.05 - https://www.sec.gov/Archives/edgar/data/1750593/000121390024108052/ea022443901ex99-1_fangdd.htm

## Signatures
- Xi Zeng: /s/ Xi Zeng, Xi Zeng (12/16/2024)
- ZX INTERNATIONAL LTD: /s/ Xi Zeng, Xi Zeng/Director (12/16/2024)